Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 18 DATED APRIL 1, 2019

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 18 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

•	to update a risk factor; and
•	to update our share repurchase program.

Risk Factor

The following disclosure supersedes and replaces the first paragraph of the risk factor under the section “Risk Factors—Risks Related to This Offering and Our Shares— The shares sold in this offering and the private offering will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares,” which appears on page 19 of the Prospectus.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. Your ability to transfer your shares is limited. Pursuant to our LLC Agreement, we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a shareholder. See "Summary of Our LLC Agreement—Transfer of Our Shares—Restrictions on the Transfer of Shares and Withdrawal." We have adopted a share repurchase program to conduct quarterly share repurchases, but only a limited number of shares are eligible for repurchase. Moreover, you should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit your ability to sell your shares to us, and our board of directors may amend, suspend or terminate our share repurchase program upon 30 days' prior notice to our shareholders. In such an event, we will notify our shareholders of such developments in a current report on Form 8-K or in our annual or quarterly reports, and will also provide a separate communication to our shareholders. The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases will be limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter, unless our board of directors determines otherwise. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D and Class I shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may only be able to sell them at a substantial discount for the price you paid. Investor suitability standards imposed by certain states may also make it more difficult to sell your shares to someone in those states. The shares should be purchased as a long-term investment only.

Share Repurchase Program

The section supersedes and replaces the disclosure under the section “Share Repurchase Program,” which begins on page 173, and related disclosure of the Prospctus.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares, your ability to sell your shares will be limited. Holders of Class FA shares may also participate in our share repurchase program.

We have adopted a share repurchase program, pursuant to which we will conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date generally will be the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the share repurchase program. If we determine to repurchase shares, our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D and Class I shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). Our share repurchase program will include numerous restrictions that limit your ability to sell your shares. Our share repurchase program will also include certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases will be limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. See "Distribution Reinvestment Plan." At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of assets as of the end of the applicable period to repurchase shares. You may request that we repurchase all or a portion of the shares that you own; provided, however, that the minimum number of shares presented for repurchase shall be at least 5% of your shares. Generally, we will pay repurchase proceeds within five business days following the repurchase date. Payment for repurchases will generally not be made on the same date as payment for any distribution.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested. We may repurchase shares including fractional shares, computed to three decimal places.

Our board of directors has the right to amend, suspend or terminate the share repurchase program to the extent it determines that it is in our best interest to do so, including to ensure our ability to qualify as a partnership for U.S. federal income tax purposes, upon 30 days' prior notice to our shareholders. We may provide notice by including such information in a current report on Form 8-K or in our annual or quarterly reports, each of which are publicly filed with the SEC followed by a separate mailing to our investors. Moreover, the share repurchase program will terminate, and we no longer will accept shares for repurchase, if and when our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our shareholders' requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we underperform. Any periodic repurchase offers will be subject in part to our available cash. Shareholders will not pay a fee in connection with our repurchase of shares under the share repurchase program. Factors that we will consider in making our determinations to repurchase shares include:

•	whether such repurchase impairs our capital or operations;
•	whether such repurchase is not reasonably practical due to an emergency;
•	whether such repurchase is demanded by any governmental or regulatory agency with jurisdiction over us for the protection of our investors; and
•	whether such repurchase would be unlawful.

With regard to an investor whose shares are not repurchased due to insufficient funds in that quarter, the repurchase request will not be retained by us and such investor must resubmit his or her repurchase request in a subsequent quarter for his or her shares to be repurchased.  Investors will not relinquish their shares to us until such time as we commit to repurchase such shares.  However, the repurchase price for repurchase requests not withdrawn by the investor and subsequently repurchased by us will be at the current repurchase price under the share repurchase program as of the repurchase date.  Investors will have the right to withdraw their repurchase requests at any time before 4:00 p.m. Eastern Time on the repurchase date. To the extent the repurchase price for the applicable quarter is not made available by the tenth business day prior to the repurchase date, we may, in our sole discretion, extend the repurchase date into the immediately subsequent month to ensure such notice period is satisfied. Otherwise, no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

In the event there are insufficient funds to repurchase all of the shares for which repurchase requests have been submitted, and we have determined to repurchase shares, we will repurchase pending requests at the end of each quarter in the following order of priority:

•	first, pro rata as to all repurchases sought upon an investor's death;
•	second, pro rata as to all repurchases sought by investors with a qualifying disability or by investors who have been confined to a long-term care facility;

•	third, pro rata as to all repurchases sought by investors subject to bankruptcy;
•	fourth, pro rata as to all repurchases that would result in an investor owning less than 100 shares; and
•	finally, pro rata as to all other repurchase requests.

A shareholder who wishes to have shares repurchased must mail or deliver a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent to the repurchase agent. A shareholder repurchase request must be received by 4:00 p.m. Eastern Time on the repurchase date. The repurchase agent will be registered as a broker-dealer with the SEC and each state's securities commission at all times unless exempt from registration.

For a disability to be considered a "qualifying disability" for the purposes of share repurchase program: (i) the investor must receive a determination of disability based upon a physical or mental impairment arising after the date the investor acquired the shares to be repurchased that can be expected to result in death or to last for a continuous period of not less than 12 months; and (ii) such determination of disability must have been made by the governmental agency, if any, responsible for reviewing the disability retirement benefits that the investor could be eligible to receive. Such governmental agencies are limited to the following: (i) if the investor is eligible to receive Social Security disability benefits, the Social Security Administration; (ii) if the investor is not eligible for Social Security disability benefits but could be eligible to receive disability benefits under the Civil Service Retirement System, or the CSRS, the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time; or (iii) if the investor is not eligible for Social Security disability benefits but could be eligible to receive military disability benefits, the Veteran's Administration or the agency charged with the responsibility for administering military disability benefits at that time. Repurchase requests following an award by the applicable government agency of disability death benefits must be accompanied by the investor's application for disability benefits and a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under the CSRS, a Veteran's Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem to be acceptable and which demonstrates an award of disability benefits.

With respect to repurchases sought upon an investor's confinement to a long-term care facility, "long-term care facility" shall mean an institution that is an approved Medicare provider of skilled nursing care or a skilled nursing home licensed by the state or territory where it is located and that meets all of the following requirements: (a) its main function is to provide skilled, immediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; and (e) its primary service is other than to provide housing for residents. An investor seeking repurchase of shares due to confinement to a long-term care facility must have begun such confinement after the date the investor acquired the shares to be repurchased and must submit a written statement from a licensed physician certifying the investor's continuous and continuing confinement to a long-term care facility over the course of the last year or the determination that the investor will be indefinitely confined to a long-term care facility.

With respect to repurchases sought upon an investor's bankruptcy, "bankruptcy" shall mean a bankruptcy over which a trustee was appointed by a bankruptcy court after the date the investor acquired the shares to be repurchased. An investor seeking shares to be repurchased due to bankruptcy must submit the court order appointing the trustee or an order of discharge from the applicable bankruptcy court.

The foregoing provisions regarding the share repurchase program in no way limit our ability to repurchase shares from investors by any other legally available means for any reason that our board of directors, in its discretion, deems to be in our best interest.